SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: October 2, 2003

                             Koninklijke Ahold N.V.
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                   Royal Ahold
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                 (Translation of registrant's name into English)

                                 The Netherlands
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                         (Jurisdiction of organization)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
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                    (Address of principal executive offices)

         Registrant's telephone number, international: + 31-75-659-9111
                                                       ----------------

                                     0-18898
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                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F
                                 ---                     ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                  No X
                               ---                ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 --------------------

     On October 2, 2003, Koninklijke Ahold N.V. (the "Company") held an analysts' meeting in Zaandam, The Netherlands. A copy of the slide presentation used at the analysts' meeting by Anders Moberg, President and Chief Executive Officer of the Company, and Hannu Ryopponen, Chief Financial Officer of the Company, is attached hereto as Exhibit 1. The presentation covered the Company's results for the fiscal year ended December 29, 2002 ("Fiscal 2002").

     On October 2, 2003, the Company held a press conference in Zaandam, The Netherlands. A copy of the slide presentation used at the press conference by Messrs. Moberg and Ryopponen is attached hereto as Exhibit 2. The presentation covered the Company's results for Fiscal 2002.



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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    KONINKLIJKE AHOLD N.V.


Date:  October 9, 2003              By: /s/ H.R. Ryopponen
                                       ---------------------------------
                                       Name:  H.R. Ryopponen
                                       Title: Executive Vice President and CFO





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


                                LIST OF EXHIBITS



The following exhibits have been filed as part of this Form 6-K:


Exhibit        Description
-------        -----------

1. Slide presentation from the October 2, 2003, analysts' meeting relating to the results of Koninklijke Ahold N.V. for the fiscal year ended December 29, 2002

2. Slide presentation from the October 2, 2003, press conference relating to the results of Koninklijke Ahold N.V. for the fiscal year ended December 29, 2002